
SembCorp
Industries

Rule 12g3-2(b) File No. 825109

8 April 2003


03022340

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 6/5

No. 50 OF 08.04.2003
ement No. 50

Rule 12g3-2(b) File No.825109

ORP INDUSTRIES LTD

ear Financial Statement And Dividend Announcement (Revised)

nancial statements of the Group for the year ended December 31, 2002 were approved by the directors on ary 10, 2003. This set of revised announcement has taken into account the impairment loss recognized by an iate in respect of its investment in a subsidiary, which it announced on March 31, 2003

- INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

(i)

	GROUP			COMPANY		
		Restated*				
	2002	2001	+ / (-)	2002	2001	+ / (-)
	$'000	$'000	%	$'000	$'000	%
Turnover	4,201,921	3,225,215	30.3	80,277	618,348	(87.0)
Cost of sales	(3,669,770)	(2,768,800)	32.5	-	-	-
Gross profit	532,151	456,415	16.6	80,277	618,348	(87.0)
General and Administrative expenses	(292,395)	(264,145)	10.7	(5,456)	(12,787)	(57.3)
Profit from operations	239,756	192,270	24.7	74,821	605,561	(87.6)
Non-operating income (net)	57,125	102,018	(44.0)	7,326	16,234	(54.9)
Finance Costs	(93,521)	(90,162)	3.7	(27,925)	(22,716)	22.9
Exceptional item	35,070	42,773	(18.0)	-	-	-
	238,430	246,899	(3.4)	54,222	599,079	(90.9)
Share of Results of:						
- Associates						
Profit from operations	*74,582*	*70,434*	5.9	-	-	-
Exceptional item	*(48,406)*	-	-	-	-	-
	26,176	70,434	(62.8)	-	-	-
- Joint ventures	37,274	22,944	62.5	-	-	-
Profit before taxation	301,880	340,277	(11.3)	54,222	599,079	(90.9)
Taxation	(54,368)	(94,435)	(42.4)	(3,449)	(148,396)	(97.7)
Profit After taxation	**247,512**	**245,842**	**0.7**	**50,773**	**450,683**	**(88.7)**
Minority Interest	(69,179)	(71,962)	(3.9)	-	-	-
Net profit attributable to shareholders	**178,333**	**173,880**	**2.6**	**50,773**	**450,683**	**(88.7)**

* Figures have been restated with the adoption of the revised Statement of Accounting Standard ("SAS") 12. See note 5 for details.

1(a)(ii) The following items (with appropriate breakdowns and explanations), if significant, must either be included in the income statement or in the notes to the income statement for the current financial period reported on and the corresponding period of the immediately preceding financial year.

	GROUP	
	2002	2001
	$'000	$'000
Profit before tax is arrived at after (charging) / crediting:		
Investment Income	310	492
Other income including interest income	55,825	74,654
Depreciation and amortisation	(176,200)	(147,151)
Allowance (made) / written back for doubtful debts & bad debts written off	(12,061)	(23,594)
Allowance (made) / written back for stock obsolescence & written off	(2,351)	(2,060)
Allowance written back / (made) for impairment in value of investments	4,745	(3,324)
Foreign exchange (loss) / gain	(2,520)	5,447
Profit on sale of investments	3,813	15,005
Profit on sale of property, plant and equipment	1,518	9,740

The Group's exceptional items comprise the following :

	GROUP	
	2002	2001
	$'000	$'000
Gain from disposal / dilution of interest in investments and business	209,427	111,709
Allowances (made)/written back for impairment losses:		
- property, plant and equipment	(81,043)	5,846
- investments	(14,127)	(13,423)
Impairment loss on intangible assets	(11,797)	(17,342)
Allowances (made) for foreseeable losses on work in progress	(64,447)	-
Others	(2,943)	(44,017)
	35,070	42,773
Impairment losses on goodwill arising from the acquisition of a subsidiary by an associated company	48,406	-

Amount of any adjustment for under or overprovision of tax in respect of prior years.

oup's tax charge in 2002 included a writeback of provision for deferred tax of $10,316,000 in respect of prior years mainly due to reduction apore corporate tax rate. There was also a writeback of over provision of current tax of $586,000 in respect of prior years.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	GROUP		COMPANY	
		Restated		
As at December 31	2002 $000	2001 $000	2002 $000	2001 $000
Non-current assets				
Property, plant & equipment	2,168,628	2,257,062	838	1,264
Investment properties	547	547	-	-
Investment in subsidiaries	-	-	2,691,029	2,612,269
Interest in associated companies	562,037	583,116	-	-
Interest in joint ventures	271,774	242,830	-	-
Other financial assets	146,596	162,605	90	90
Long term receivables and prepayments	388,154	358,088	-	-
Intangible assets	52,339	53,681	-	-
Deferred tax assets	5,326	5,100	-	-
	3,595,401	3,663,029	2,691,957	2,613,623
Current assets				
Development properties	130,510	263,648	-	-
Stocks and work-in-progress	490,418	427,551	-	-
Trade and other receivables	1,296,760	1,358,216	357,977	639,260
Current portion of long-term receivables	18,681	20,928	-	-
Current portion of hire purchase & lease receivables	21,951	23,992	-	-
Other financial assets	1,798	1,175	-	-
Cash & cash equivalents	482,059	408,636	16,241	15,230
	2,442,177	2,504,146	374,218	654,490
Current liabilities				
Bank overdrafts	11,852	6,582	-	-
Trade creditors and other payables	1,537,949	1,417,413	1,294,501	1,843,176
Excess of progress billings over work-in-progress	95,528	14,906	-	-
Provisions	254,421	255,045	-	-
Employee benefits	809	976	809	976
Provision for income tax	97,154	117,251	-	-
Current portion of interest-bearing loans	350,567	1,074,634	-	-
Current portion of obligations under hire purchase and finance leases	1,059	4,080	-	-
Loan stocks	4,709	12,750	-	-
	2,354,048	2,903,637	1,295,310	1,844,152
Net current assets / (liabilities)	**88,129**	**(399,491)**	**(921,092)**	**(1,189,662)**

Non-current liabilities				
Employee benefits	5,210	5,944	333	1,248
Interest-bearing term loans	1,264,288	1,309,079	500,000	500,000
Obligations under hire purchase and finance leases	1,621	8,589	-	-
Loan stocks (unsecured)	-	4,800	-	-
Deposits from customers	1,165	1,311	-	-
Other long-term liabilities	169,066	146,396	-	-
Deferred taxation	83,780	97,827	195	-
	1,525,130	1,573,946	500,528	501,248
	2,158,400	1,689,592	1,270,337	922,713
Share Capital	455,215	401,586	455,215	401,586
Reserves	1,060,207	624,125	815,122	521,127
	1,515,422	1,025,711	1,270,337	922,713
Minority Interests	642,978	663,881	-	-
	2,158,400	1,689,592	1,270,337	922,713
	-	-		

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/12/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
100,350,000	307,659,000	177,792,000	969,907,000

Amount repayable after one year

As at 31/12/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured

712,463,000	694,751,000	820,008,000	640,604,000

Details of any collateral

The Group's borrowings are secured by various assets, mainly property, plant and equipment, with carrying values amounted to $951.8 million.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Cash flows from Operating Activities

	GROUP 2002 $'000	GROUP 2001 $'000
Profit before taxation and minority interests	**301,880**	340,277
Adjustments for:		
Interest income	**(23,584)**	(45,661)
Dividend income	**(310)**	(492)
Interest expense	**93,521**	90,162
Depreciation of property, plant and equipment	**170,932**	145,484
Share of results of associates and joint ventures	**(63,450)**	(93,378)
Gain on disposal of property, plant and equipment	**(1,518)**	(9,740)
Gain on disposal of investments	**(419)**	(10,370)
(Gain)/Loss on disposal of associates and joint ventures	**(44,870)**	(31,144)
Gain on disposal/dilution of interests in subsidiaries and business	**(167,951)**	(85,200)
Allowance for doubtful receivables made (net)	**12,948**	25,427
Write-off and impairment loss (reversed)/made:		
- property, plant and equipment	**48,623**	(531)
- associates and joint ventures	**819**	3,076
- investment property	**-**	519
- investments and development properties	**31,136**	7,084
- goodwill	**981**	17,342
Allowance for impairment loss of development and software costs	**11,797**	-
Amortisation of:		
- intangible assets	**5,169**	1,567
- loan discount	**98**	100
Provisions made	**3,602**	36,117
Allowance for inventory obsolescence and foreseeable losses and inventories written off (net)	**70,352**	11,200
Provision for compensation costs of share-based incentives and retirement benefits and gratuities	**565**	4,151
Operating profit before working capital changes	**450,321**	405,990
Changes in working capital:		
Inventories and work-in-progress	**(63,674)**	(74,230)

Net cash inflow/(outflow) from operating activities brought forward	**529,839**	(109,092)
Cash Flows from Investing Activities		
Dividend received	**35,594**	27,861
Interest received	**24,565**	44,897
Payment for debt purchase	**-**	(2,570)
Proceeds from disposal of:		
- interest in subsidiaries and business	**222,748**	153,604
- interest in associates	**91,124**	62,147
- property, plant and equipment	**27,163**	31,931
- investments	**37,209**	50,370
Acquisitions of:		
- subsidiaries net of cash acquired	**(88,912)**	(24,040)
- associates and joint ventures	**(32,327)**	(94,410)
- property, plant and equipment	**(182,118)**	(267,688)
- long-term investments	**(30,744)**	(5,500)
- business undertaking	**-**	(3,234)
Development and software costs paid	**(10,242)**	(2,116)
Transferable license fees paid	**-**	(1,113)
Return of capital from associates and investments	**5,921**	3,714
Long-term balances with related parties	**32,624**	114,340
Long-term receivables	**(62,123)**	(101,812)
Net cash inflow/(outflow) from investing activities	**70,482**	(13,619)
Cash Flows from Financing Activities		
Realisation of losses on interest rate swaps	**-**	(9,712)
Proceeds from issues of shares (net)	**339,459**	1,484
Proceeds from issue of shares to minority shareholders of subsidiaries	**9,908**	109,428
(Payment)/Proceeds from term loans (net)	**(299,683)**	218,731
Other long-term liabilities	**1,087**	67
Dividends paid to shareholders of the Company	**(42,608)**	(30,315)
Dividends paid to minority shareholders of subsidiaries	**(50,323)**	(33,231)
Hire purchase and finance lease obligations	**(8,038)**	9,210
Redemption of loan stock	**(12,750)**	-
Short-term borrowings	**(376,393)**	(295,914)
Fixed deposit pledged with a bank for banking facilities	**(53,831)**	-
Interest paid	**(93,060)**	(95,715)
Redemption of redeemable cumulative preference shares	**-**	(7,500)

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Share capital	Share premium	Merger reserve	Capital reserve	Currency translation reserve	Accumulated profits	Total
The Group	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
2002							
At January 1, 2002, as previously reported	401,586	6,111	29,201	19,710	29,125	545,772	1,031,505
Effect of adopting SAS 12	-	-	-	-	-	(5,794)	(5,794)
At January 1, 2002, as restated	401,586	6,111	29,201	19,710	29,125	539,978	1,025,711
Issues of shares under Equity Placement	53,475	285,203	-	-	-	-	338,678
Issue of shares under Executives' Share Option Scheme	154	627	-	-	-	-	781
Share of capital reserve of associates	-	-	-	35	-	-	35
Realisation of reserve upon disposal of associates and changes in group structure	-	-	-	(7,718)	649	2,250	(4,819)
Goodwill on acquisition of subsidiary previously written off against reserves now charged to profit and loss account	-	-	-	19,390	-	-	19,390
Utilisation of premium on redemption of bonds	-	-	-	(222)	-	-	(222)
Exchange difference on consolidation	-	-	-	-	870	-	870
Foreign exchange loss on net investments in foreign entities	-	-	-	-	(727)	-	(727)
Profit for the year	-	-	-	-	-	178,333	178,333
Dividends	-	-	-	-	-	(42,608)	(42,608)
At December 31, 2002	455,215	291,941	29,201	31,195	29,917	677,953	1,515,422
2001							
At January 1, 2001, as previously reported	401,286	4,927	29,201	19,540	9,808	391,287	856,049
Effect of adopting SAS 12	-	-	-	-	-	(3,584)	(3,584)
At January 1, 2001, as restated	401,286	4,927	29,201	19,540	9,808	387,703	852,465
Issue of shares under Executives' Share Option Scheme	300	1,184	-	-	-	-	1,484
Share of capital reserve of associates	-	-	-	1,189	-	-	1,189
Realisation of capital reserve upon disposal of subsidiary and an associate	-	-	-	(1,688)	-	-	(1,688)
Goodwill on acquisition of subsidiaries and associates previously written off against reserves now charged to P&L	-	-	-	470	-	8,710	9,180
Redeemable convertible loan stock of a	-	-	-	199	-	-	199

The Company	Share Capital $'000	Share Premium $'000	Accumulated Profits $'000	Total $'000
2002				
At January 1, 2002	401,586	6,111	515,016	922,713
Issues of shares under Equity Placement	53,475	285,203		338,678
Issue of ordinary shares under Executives' Share Option Scheme	154	627		781
Profit for the year			50,773	50,773
Dividends			(42,608)	(42,608)
At December 31, 2002	455,215	291,941	523,181	1,270,337
2001				
At January 1, 2001	401,286	4,927	94,648	500,861
Issue of shares under Executives' Share Option Scheme	300	1,184		- 1,484
Profit for the year			450,683	450,683
Dividends			(30,315)	(30,315)
At December 31, 2001	401,586	6,111	515,016	922,713

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

During the period, the Company issued 213,900,000 ordinary shares of $0.25 each for cash and 106,950,000 warrants carrying the right to subscribe for 106,950,000 shares under an equity placement and 618,608 ordinary shares of $0.25 each for cash upon the exercise of the options under the Company's Executives' Share Option Scheme.

As at December 31, 2002, the Company's issued and paid up capital comprises 1,820,861,507 (December 31, 2001: 1,606,342,899) ordinary shares of $0.25 each. In addition, there were:-

(i) 52,966,794 (December 31, 2001: 45,939,358) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under the Company's Executives' Share Option Scheme; and

(ii) 106,950,000 (December 31, 2001: nil) warrants carrying the right to subscribe for 106,950,000 ordinary shares of $0.25 each at an exercise price of $1.7334.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have been audited in accordance with Singapore Standards on Auditing.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

'he auditors, KPMG, has issued an unqualified report for the year under review.

uditors' report to the members of SembCorp Industries Ltd (PDF file) dated April 8, 2003 is attached.



CIAuditors'Report.pdf

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

xcept as disclosed in Note 5 below, the Group has adopted the same accounting policies and methods of computation in the financial tatements for the current reporting period compared with the audited financial statements as at 31 December 2001.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

With effect from January 1, 2002, the Group has modified its accounting policies to conform with the new requirements of Statement

of Accounting Standard 12 ("SAS 12") on Accounting for Taxes on Income. With the change in accounting policy, the Group's accumulated profits as at December 31, 2001 was reduced by $5.8 million, from $545.8 million to $540.0 million. In 2001, the impact of SAS 12 to Profit Attributable to Shareholders was a decrease of $2.2 million for full year ended December 31, 2001.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

		2002	2001	+ / (-) %
Earnings per ordinary share of the group for the financial year based on net profit attributable to shareholders:-				
(i)	Based on the weighted average number of shares (in cents)	9.89	10.83	(8.7)
	- Weighted average number of shares (in million)	1,802.9	1,606.1	12.3
(ii)	On a fully diluted basis (in cents)	9.88	10.82	(8.7)
	- Adjusted Weighted average number of shares (in million)	1,805.1	1,607.5	12.3

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	2002	2001	+ / (-) %
Net asset value per Ordinary Share based on issued share capital at the end of the financial year (in cents)	83.23	63.85	30.3
Net tangible asset value per Ordinary Share based on issued share capital at the end of the financial year (in cents)	81.36	58.77	38.4

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

Table 1

	Turnover (exclude inter-segment)		
	2002 $'000	2001 $'000	+/(-) %
Utilities	1,071,933	548,319	95.5
Engineering & Construction ("E&C")	857,623	618,505	38.7
Environmental Engineering ("EE")	134,962	139,700	(3.4)
Logistics	446,254	469,161	(4.9)
Marine Engineering ("Marine")	1,006,897	850,064	18.4
	3,517,669	2,625,749	34.0
In Development	684,252	599,466	14.1
	4,201,921	3,225,215	30.3

Table 2

	Profit / (Loss) After tax & Minority interest		
	2002 $'000	2001 $'000	+/(-) %
Utilities	54,248	34,907	55.4
Engineering & Construction ("E&C")	1,409	5,553	(74.6)
Environmental Engineering ("EE")	9,175	8,030	14.3
Logistics	47,720	36,715	30.0
Marine Engineering ("Marine")	53,164	50,427	5.4
	165,716	135,632	22.2
In Development	2,547	13,755	(81.5)
Profit before exceptional items	168,263	149,387	12.6
Exceptional items (including associate)	10,070	24,493	(58.9)
Profit / (loss) After tax & MI	178,333	173,880	2.6

Table3 With Exceptional Items allocated:	Profit / (Loss) After tax & Minority interest		
	2002 $'000	2001 $'000	+/(-) %
Utilities	54,248	34,907	55.4
Engineering & Construction ("E&C")	(126,968)	5,553	NM
Environmental Engineering ("EE")	9,175	8,030	14.3
Logistics	25,196	54,390	(53.7)
Marine Engineering ("Marine")	57,342	50,427	13.7
	18,993	153,307	(87.6)
In Development	159,340	20,573	674.5
	178,333	173,880	2.6

of Group Performance

Group Overview

Group turnover for FY 2002 improved by $1.0 billion, from $3.2 billion to $4.2 billion, an increase of 30.3 per cent over 2001. This is mainly contributed by Utilities, E&C and Marine.

Non-operating income decreased by 44% to $57.1m as a result of lower interest income, forex gains and profit on sales of investments and property, plant and equipment.

Finance cost increased marginally, notwithstanding a reduction of $900m in the Group's debts during 2002. The divestment proceeds of Singapore Food Industries amounting to $262.5 million was received only in December 2002. In addition, SembCogen which commenced operations in September 2001, had a full year impact on interest costs as compared to 4 months for 2001.

Profit After Tax and Minority Interest before exceptional items ("Profit before EI") grew 12.6 percent from $149.4 million to $168.3 million. The improvements came mainly from four of the key businesses.

Exceptional items are made up of divestment gains arising from the sale of Singapore Computer Systems and Singapore Food Industries, impairment loss provisions for assets and investments and share of goodwill write-off by an associate, Kuehne & Nagel ("KN"). The Group's wholly owned subsidiary, E&C recorded losses of $127.0 million, as a result of one-time write-off and foreseeable losses from land reclamation and deep tunnel sewerage system projects and asset impairment.

Profit After Tax and Minority Interest ("PATMI") grew by 2.6 per cent over 2001, from $173.9 million to $178.3 million.

Segmental Overview

Turnover for the five key businesses grew by 34 per cent over 2001, from $2.6 billion to $3.5 billion, contributing 84 per cent of Group's turnover. Profit before EI for the five key businesses improved by 22 per cent over 2001, from $135.6 million to $165.7 million.

Utilities

Utilities performed well in 2002, showing a 96 per cent increase in Turnover and 55 per cent growth in PATMI over 2001. This is primarily due to better performance from its Integrated Utilities, SMOE and SembGas.

Engineering & Construction

E&C's performance was adversely affected by the land reclamation and deep tunnel sewerage system projects.

Environmental Engineering

EE's PATMI grew by 14 per cent over 2001, from $8.0 million to $9.2 million notwithstanding lower turnover. The improvement was a result of the on-going rationalization efforts in its municipal waste collection operations.

Logistics

Logistics' turnover remained healthy at $446.3 million. However, PATMI declined by 54% or $25.2 million mainly due to share of one-time impairment loss on goodwill write-off by its associate, KN. Before EI, Logistics grew by 30 per cent over 2001's profit before EI despite the divestment of marine services in June 2001. The profit growth came from its supply chain management operations, mainly from Singapore, China and India.

Marine Engineering

Marine's turnover grew by 18 per cent over 2001, from $850.1 million to $1,006.9 million. Profit before EI grew by 5 per cent over 2001 from $50.4 million to $53.2 million. This was attributable mainly to the increase in new building and conversion business activities. Including exceptional items arising from sale of JTIC shares and long-term investments, PATMI grew by 14 per cent to $57.4 million.

In Development

Turnover grew by 14 per cent for this segment mainly attributable to better performance from the industrial parks and units sold for Cairnhill properties in 2002. PATMI declined to $2.5 million. This decline was due mainly to the poor market conditions in the ready-mix concrete business. On the other hand, Pacific Internet has turned around and performed well in 2002.

The key contributor, Singapore Food Industries contributed a turnover of $392.3 million and a PATMI of $22.4m in 2002.

Economic value added ("EVA")
EVA for the Group for FY 2002 was -$80.5 million.If not for the impact from Logistics' once-off impairment loss on goodwill of $36.6m from its associate, EVA would have been -$43.9 million, an improvement of $12.3 million over FY2001.

During the year, the policy on the treatment of unusual items ("UI") was changed. UIs are now included in the 2002 EVA capital employed and Net Operating Profit After Tax ("NOPAT"). The restated 2001 EVA of -$56.2 million reflects the above change. UI refers to capital gains/losses resulting from divestment of investment properties, subsidiary and associates, long term investments and disposal of major fixed assets. Weighted Average Cost of Capital is 8.2% (2001: 8.4%).

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

N.A.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Utilities
With the introduction of New Electricity Market in January 2003, Utilities expects its performance for 2003 to be better than the corresponding period last year.

Engineering & Construction
Notwithstanding the intense competition, E&C expects to turnaround in 2003.

Environmental Engineering
The outlook for 2003 is expected to be stable with opportunities for growth when the two municipal sectors are opened for tender.

Logistics
Logistics' supply chain management business will continue to be its major source of growth in 2003, driven by growth rates in China and India and expected better earnings contribution from KN in 2003 with the stabilisation of its contract logistics business in the US. It is expected to continue to perform well.

Marine Engineering
With its current order book, Marine expects to maintain its performance.

<u>In Development</u>

Having divested SFI in 2002, the results of In Development are expected to be lower. Efforts to unlock shareholders' value through divestment of the Group's other non-core businesses will continue in 2003. The performance of this segment depends on the results of on-going divestments.

<u>Group</u>

Since our earlier announcement issued on February 10, 2003, two significant events have occurred: A war is being fought in the Middle East and there is an outbreak of SARS – Severe Acute Respiratory Syndrome – that is spreading beyond Asia to Europe and the American continent. All these will spell major uncertainties ahead for economies and businesses particularly in Asia.

Given the continuing uncertain environment, we foresee 2003 to be a difficult and challenging year.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demand, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

11. Dividend

(a) Current Financial Period Reported On

Any dividend **declared** for the current financial period reported on? Yes

Name of Dividend	First & Final	Special Dividend
Dividend Type	Cash	Cash
Dividend Rate	3.0 cents (12%) per ordinary share (less tax)	1.5 cents (6%) per ordinary share (less tax)
Par value of shares	$0.25	$0.25
Tax Rate	22%	22%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? **Yes**

Name of Dividend	First & Final
Dividend Type	Cash
Dividend Rate	3.0 cents (12%) per ordinary share (less tax)
Par value of shares	$0.25
Tax Rate	22%

(c) Date payable

ra 11(e) below

(d) Books closure date

ee para 11(e) below.

e) Revision to book closure date and payment date

The Company had previously announced that:

(a) the proposed dividend, if approved at the AGM to be held on April 23, 2003 will be paid on May 22, 2003; and

(b) Registrable Transfers received by the Company's Registrar, M&C Services Private Limited at 138 Robinson Road #17-00 The Corporation Office, Singapore 068906, up to 5.00 p.m. on May 2, 2003 will be registered before entitlements to the proposed dividend are determined. The Register of Transfer and the Register of Members of the Company will be closed from May 5, 2002 to May 6, 2003, both dates inclusive, for the payment of dividend.

The Company has announced it will be proposing an adjournment to the AGM to a later date to be notified to shareholders. An adjournment would affect the book closure date and payment date for the dividend and such dates would, accordingly, be revised. The Company will notify shareholders of any revision to the book closure date and the payment date for the dividend on April 23,2003.

12. If no dividend has been declared/recommended, a statement to that effect

II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

BUSINESS SEGMENTS

FY2002	Utilities $'000	Engineering & Construction $'000	Environmental Engineering $'000	Logistics $'000	Marine Engineering $'000	In Devt $'000	Elimination $'000	Total $'000
Revenue and expenses								
Total revenue from external customers	1,071,933	857,623	134,962	446,254	1,006,897	684,252	-	4,201,921
Inter-segment revenue	16,693	30,698	1,498	1,646	4,615	119,892	(175,042)	-
Total revenue	1,088,626	888,321	136,460	447,900	1,011,512	804,144	(175,042)	4,201,921
Segment results	77,913	(130,869)	1,578	63,304	94,835	201,606	-	308,367
Interest Income	4,678	712	71	923	14,483	5,074	(2,357)	23,584
Financing costs	(38,910)	(1,060)	(166)	(4,721)	(663)	(50,358)	2,357	(93,521)
	43,681	(131,217)	1,483	59,506	108,655	156,322	-	238,430
Share of results of associates	7,014	317	9,838	8,906	5,819	(5,718)	-	26,176
Share of results of joint ventures	19,304	-	-	828	243	16,899	-	37,274
	69,999	(130,900)	11,321	69,240	114,717	167,503	-	301,880
Taxation								(54,368)
Minority Interest								(69,179)
Net profit for the year								178,333
Assets & Liabilities								
Segment assets	1,356,214	639,490	96,914	339,157	1,046,098	1,359,413	(407,987)	4,429,299
Investment in associates	30,009	1,291	57,683	313,897	61,407	97,750	-	562,037
Investment in joint ventures	72,115	-	-	3,904	29,605	166,150		271,774
Interest bearing assets	162,435	15,530	5,359	31,932	385,985	116,462	(18,818)	698,885
Unallocated assets								75,583
Total assets								6,037,578
Segment liabilities	413,625	594,727	18,024	231,056	433,615	616,870	(407,987)	1,899,930
Interest bearing liabilities	848,385	19,113	3,393	27,958	145,704	772,579	(18,818)	1,798,314
Unallocated liabilities								180,934
Total liabilities								3,879,178
Capital Expenditure	52,370	34,780	8,907	17,496	14,435	54,130		182,118
Significant non-cash items								
Depreciation and amortisation	46,983	21,724	10,804	14,298	35,015	47,376		176,200

FY2001	Utilities $000	Engineering & Construction $'000	Environmental Engineering $'000	Logistics $000	Marine Engineering $000	In Devt $000	Elimination $000	Total $000
Revenue and expenses								
Total revenue from external customers	548,319	618,505	139,700	469,161	850,064	599,466	-	3,225,215
Inter-segment revenue	1,220	27,611	901	3,889	4,397	24,513	(62,531)	-
Total revenue	549,539	646,116	140,601	473,050	854,461	623,979	(62,531)	3,225,215
Segment results	60,340	6,419	500	92,492	83,213	48,436		291,400
Interest Income	4,427	7,110	496	1,655	19,627	19,080	(6,734)	45,661
Financing costs	(23,562)	(7,446)	(328)	(10,976)	(292)	(54,292)	6,734	(90,162)
	41,205	6,083	668	83,171	102,548	13,224	-	246,899
Share of results of associates	7,712	965	8,622	53,426	(1,707)	1,416		70,434
Share of results of joint ventures	6,537	-	-	(859)	(30)	17,296	-	22,944
	55,454	7,048	9,290	135,738	100,811	31,936	-	340,277
Taxation								(94,435)
Minority Interest								(71,962)
Net profit for the year								173,880
Assets & Liabilities								
Segment assets	1,275,201	565,500	96,209	319,870	1,172,775	1,534,843	(164,143)	4,800,255
Investment in associates	29,633	747	52,412	317,597	60,172	122,555		583,116
Investment in joint ventures	66,518	-	-	2,100	30,079	144,133		242,830
Interest bearing assets	131,766	13,067	10,590	35,633	205,980	124,272	(29,595)	491,713
Unallocated assets								49,261
Total assets								6,167,175
Segment liabilities	281,187	404,170	19,792	146,198	396,361	621,514	(164,143)	1,705,079
Interest bearing liabilities	925,807	68,897	4,878	172,937	26,585	1,388,665	(29,595)	2,558,174
Unallocated liabilities								214,330
Total liabilities								4,477,583
Capital Expenditure	113,684	42,515	9,898	23,728	49,146	28,717		267,688
Significant non-cash items								
Depreciation and amortisation	26,886	11,519	11,344	21,287	30,644	45,471		147,151

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to note 8 for analysis by business segments.

15. A breakdown of sales

(a)

		GROUP			COMPANY		
		2002	Restated* 2001	+ / (-)	2002	2001	+ / (-)
		$'000	$'000	%	$'000	$'000	%
(i)	Sales reported for first half year	1,975,030	1,410,081	40.1	66,497	3,352	1,883.8
(ii)	Operating profit / loss after tax before deducting minority interests reported for first half year	134,818	208,450	(35.3)	40,146	599	6,602.2
(iii)	Sales reported for second half year	2,226,891	1,815,134	22.7	13,780	614,996	(97.8)
(iv)	Operating profit / loss after tax before deducting minority interests reported for second half year	112,694	37,392	201.4	10,627	450,084	(97.6)

nterested Person Transactions

	Aggregate value of all interested person transactions conducted during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual) 2002 $'000	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) 2002 $'000
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
-Tuas Power/Power Seraya [1]	-	269,000
-Temasek Capital (Private) Limited and its associates	-	3,594
-Media Corporation of Singapore Pte Ltd	929	376
-PSA Corporation Limited and its associates	683	343
- Power Supply	1,508	1,348
	3,120	274,661
ST Engineering Ltd and its Associates	7,041	1,424
ST Assembly Test Services Ltd and its associates	3,460	1,722
International Factors (S) Ltd and its associates	3,478	-
	17,099	277,807
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
-Temasek Capital (Private) Limited and its associates [2]	-	170,109
-Singapore Technologies Pte Ltd and its associates	-	800
	-	170,909
Singapore Petroleum Company Limited and its associates	11,954	6,306
	11,954	177,215
Treasury (Balances as at 31 Dec)		
(a) Placement of funds		
Temasek Capital (Private) Limited and its associates	-	14,582

Note

[1] This relates to the sale of gas by SembCorp Gas Pte Ltd [3] to Tuas Power and Power Seraya for the generation of electricity.

[2] This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd [3] by SembCorp Cogen Pte Ltd for the generation of electricity.

[3] SembCorp Gas Pte Ltd is a Joint Venture of the Group.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year (S$'000)	Previous Full Year (S$'000)
Ordinary	63,912	42,608
Preference	0	0
Total:	63,912	42,608

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary
April 8, 2003

if not applicable]

's Report